UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Phototron Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71943D 102

(CUSIP Number)

Lauri S. Bilawa

165 Goshawk Ridge Road
Park City, Utah 84098

(435) 658-1001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6)

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71943D 102		Page 2 of 6

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lauri S. Bilawa
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,571,429 (1)
	8	SHARED VOTING POWER 18,487,692 (2)
	9	SOLE DISPOSITIVE POWER 27,571,429 (1)
	10	SHARED DISPOSITIVE POWER 18,487,692 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,059,121 (1) (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ (3)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (4)
14		TYPE OF REPORTING PERSON* IN

(1) Includes 27,571,429 shares of the Company’s common stock into which the original principal amount of the Amended and Restated 6% Senior Secured Convertible Note (the “Note”) issued to Lauri S. Bilawa is convertible as of October 17, 2012.

(2) Includes 18,487,692 shares of the Company’s common stock held by The Lauri S. Bilawa Trust (the “Trust”). As the trustee of the Trust, Lauri S. Bilawa may be deemed to have beneficial ownership of such shares. Accordingly, Lauri S. Bilawa and the Trust may be deemed to have shared voting and dispositive power with respect to such shares.

(3) Excludes (a) the variable amount of shares of the Company’s common stock issuable upon conversion of the interest accrued on the Note and (b) 8,125,164 shares of the Company’s common stock into which shares of the Company’s Series A Preferred Stock held by the Trust are convertible (such shares of common stock may not be acquired by the Trust within 60 days of October 17, 2012).

(4) Based on a total of 328,666,931 shares of the Company’s common stock outstanding as of October 17, 2012.

CUSIP No. 71943D 102		Page 3 of 6

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Lauri S. Bilawa Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,487,692 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,487,692 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,487,692 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ (2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (3)
14		TYPE OF REPORTING PERSON* OO

(1) As the trustee of The Lauri S. Bilawa Trust (the “Trust”), Lauri S. Bilawa may be deemed to have beneficial ownership of shares held by the Trust. Accordingly, Lauri S. Bilawa and the Trust may be deemed to have shared voting and dispositive power with respect to such shares.

(2) Excludes 8,125,164 shares of the Company’s common stock into which shares of the Company’s Series A Preferred Stock held by the Trust are convertible (such shares of common stock may not be acquired by the Trust within 60 days of August 1, 2012).

(3) Based on a total of 328,666,931 shares of the Company’s common stock outstanding as of August 1, 2012.

Item 1. Security and Issuer.

This Schedule 13D/A (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on August 1, 2012 (collectively, “Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On April 5, 2012, GrowLife, Inc., a Delaware corporation formerly known as Phototron Holdings, Inc. (the “Company”), issued a 6% Senior Secured Convertible Promissory Note to Laura Bilawa (the “Reporting Person”) in the original principal amount of $193,000 (the “Original Note”). On September 28, 2012, the Reporting Person exchanged the Original Note for an Amended and Restated 6% Senior Secured Convertible Note (the “Note”) in the original principal amount of $193,000.

The Note pays 6% interest per annum with a maturity date of April 15, 2015. The Note is convertible at any time into common stock of the Company (“Common Stock”) at a specified conversion price, which will initially be $0.007 per share. The Note conversion price will be subject to specified adjustments for certain changes in the number of outstanding shares of Common Stock.

As of the date hereof, the original principal amount of the Note is convertible into 27,571,429 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of October 175, 2012, the Reporting Person beneficially owned 46,059,121 shares of Common Stock (the “Shares”), including 27,571,429 shares of Common Stock that may be acquired by the Reporting Person within 60 days of October 18, 2012 pursuant to the conversion of the original principal amount of the Note (the “Note Shares”) and (b) 18,487,692 shares of Common Stock held by the Trust (the “Trust Shares” and together with the Note Shares, collectively, the “Bilawa Shares”). Bilawa has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Note Shares. As the trustee of the Trust, Bilawa may be deemed to have beneficial ownership of the Trust Shares. Accordingly, Bilawa and the Trust may be deemed to have shared voting and dispositive power with respect to the Trust Shares. Since 328,666,931 shares of Common Stock were outstanding as of October 17, 2012, the Bilawa Shares constitute approximately 14.0% of the shares of Common Stock. The Bilawa Shares exclude (a) the variable amount of shares of Common Stock issuable upon conversion of the interest accrued on Bilawa’s Note and (b) 8,125,164 shares of Common Stock into which the shares of Preferred Stock held by the Trust are convertible (assuming the Surviving Corporation achieves the financial milestones set forth in the Merger Agreement prior to May 1, 2013).

As of October 17, 2012, the Trust beneficially owned 18,487,692 shares of Common Stock. As the trustee of the Trust, Bilawa may be deemed to have beneficial ownership of the Trust Shares. Accordingly, Bilawa and the Trust may be deemed to have shared voting and dispositive power with respect to the Trust Shares. Since 328,666,931 shares of Common Stock were outstanding as of October 17, 2012, the Trust Shares constitute approximately 5.6% of the shares of Common Stock. The Trust Shares exclude 8,125,164 shares of Common Stock into which the shares of Preferred Stock held by the Trust are convertible (assuming the Surviving Corporation achieves the financial milestones set forth in the Merger Agreement prior to May 1, 2013).

Transactions by the Reporting Persons in Common Stock effected in the past 60 days are described in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 25, 2012

/s/ Lauri S. Bilawa
Lauri S. Bilawa

Dated: October 25, 2012

The Lauri S. Bilawa Trust

By: /s/ Lauri S. Bilawa
Name: Lauri S. Bilawa
Its: Trustee